Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code : 16)

2007 / 08 Annual Results

CHAIRMAN'S STATEMENT

I am honoured to have been appointed as Chairman and a non-executive director of the Company in May 2008 and am pleased to present my report to the shareholders.

RESULTS

Profit attributable to the Company's shareholders for the year ended 30 June 2008 was HK$27,602 million. This is an increase of 30 per cent over last year. Earnings per share were HK$10.87, an increase of 27.6 per cent over last year. The profit attributable to the Company's shareholders for the year includes a revaluation surplus (net of deferred taxation) on investment properties of HK$15,851 million (2007: HK$9,778 million). This unrealized valuation gain represents 57 per cent (2007: 46 per cent) of the reported profit attributable to the Company's shareholders.

Underlying profit attributable to the Company's shareholders, excluding the effect of fair-value changes on investment properties, was HK$12,186 million, an increase of six per cent over last year. Underlying earnings per share were HK$4.80, an increase of four per cent over last year.

DIVIDEND

The directors have recommended the payment of a final dividend of HK$1.70 per share for the year ended 30 June 2008. Together with the interim dividend of HK$0.80 per share, the dividend for the full year will be HK$2.50, an increase of nine per cent over last year.

PROPERTY SALES

Revenue from property sales for the year as recorded in the accounts, including revenue from joint-venture projects, was HK$11,510 million, as compared to last year's HK$16,883 million. The Group sold and pre-sold an attributable HK$14,151 million of properties during the year, as compared to HK$20,930 million in the previous year. Of this, sales in Hong Kong contributed HK$13,074 million, mainly from Harbour Place in Kowloon, The Arch and Harbour Green in West Kowloon and Severn 8 on The Peak. It also included HK$542 million from sales on the mainland, mainly from The Woodland in Zhongshan and Taihu International Community in Wuxi, and HK$535 million from The Orchard Residences in Singapore.

PROPERTY BUSINESS – HONG KONG

Land Bank

Four residential sites were added to the Group's development land bank in Hong Kong during the year through land use conversions and private negotiations. The total attributable gross floor area was 420,000 square feet.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
18 Po Yip Street, Yuen Long	Residential	100	222,000
Chatham Garden Redevelopment Kowloon	Residential / Shopping Centre	29	106,000
295-305 Shau Kei Wan Road	Residential	90	55,000
48-50 Stanley Village Road	Residential	100	37,000
Total			420,000

The Group had a Hong Kong land bank of 43 million square feet as at 30 June 2008, consisting of 25.6 million square feet of completed investment properties and 17.4 million square feet of properties under development. The Group holds more than 24 million square feet of agricultural land in terms of site area. Most of the agricultural land is along rail lines in the New Territories and is in the process of land use conversion. The Group will replenish its development land bank through various means when appropriate opportunities arise.

Property Development

The residential market in Hong Kong remained relatively resilient despite volatilities in financial markets. While the volume of transactions moderated in the past few months, investors became less active. Strong affordability, negative real interest and attractive mortgage rates relative to rents continued to support home purchases by end-users.

New supply in the primary market remained limited and inventory was close to record-low levels. New land supply has also been limited so far this year, which will result in the tight supply of new residential units continuing over the next few years.

In addition to developing high-quality projects with efficient layouts, deluxe clubhouses and premium customer service, the Group is responding to an increasingly diverse homebuyer profile by constantly introducing new ideas to a wide range of products to suit their evolving needs and aspirations. The Cullinan at Kowloon Station will set a new standard for luxury residences. The low-density Peak One in Sha Tin and the extensive greenery at La Grove in Yuen Long are designed to give residents a relaxed lifestyle integrated with the natural environment. The Group's commitment to quality has earned widespread recognition from the industry. It won prestigious grand awards in the residential and non-residential categories of the Quality Building Award for the second time in a row with The Arch and the Four Seasons Hotel from nine building-related professional bodies. The constant striving for excellence has continued to strengthen the Group's premium brand and its market leading position.

The Group completed six projects in Hong Kong during the year with 2.5 million square feet of attributable gross floor area. International Commerce Centre (ICC) Phase 1 and Kowloon Commerce Centre Phase 1 are being kept as long-term investments.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Harbour Place	8 Oi King Street Hung Hom	Residential / Shops	50	793,000
Beacon Lodge	373 Po On Road Kowloon	Residential / Shopping Centre	Joint venture	134,000
Bedford 28	28 Bedford Road Kowloon	Residential	100	55,000
La Maison Vineyard	1 Ngau Tam Mei Road Yuen Long	Residential	100	36,000
International Commerce Centre Phase 1	1 Austin Road West Kowloon	Office	Joint venture	900,000
Kowloon Commerce Centre Phase 1	51 Kwai Cheong Road Kwai Chung	Office / Shops	100	578,000
Total				2,496,000

Property Investment

The Group's gross rental income for the year, including its share from joint-venture properties, increased by 14.5 per cent to HK$8,262 million. Net rental income for the year was up 14.2 per cent to HK$5,992 million. Occupancy of the Group's rental portfolio remains high at 94 per cent. Overall rental income growth was driven by higher lease renewals in the office portfolio and stable growth in the retail portfolio.

The first phase of ICC was completed in late 2007 and the entire project will be finished in 2010. The excellent location and unparalleled transport connections are sure to make ICC a prestigious business address in Hong Kong. ICC is above Kowloon Station on the Airport Express. It offers exceptionally convenient access to Central and the airport, as well as to the mainland via planned cross-border rail lines. In addition to the Elements shopping mall that has become a major attraction since opening, the two deluxe hotels, Ritz Carlton and W Hong Kong, together with the HarbourView Place serviced suites also complement ICC's position as a new business hub.

The Group secured renowned international investment banks Morgan Stanley, Credit Suisse and Deutsche Bank to move their headquarters from Central to ICC. This will be the first time Hong Kong has seen major investment banks based in Kowloon, making ICC an extension of Central. In addition to the three banks, a number of other respected firms in the financial sector have committed to taking up space.

Most of Millennium City 6 in Kowloon East is leased and other companies are near to concluding negotiations for the remaining space. Superior quality and intelligent infrastructure set the building apart as a premium office project in Kowloon. The first phase

of Kowloon Commerce Centre in Kwai Chung is leasing well with a number of well-known companies having committed to taking up space. Construction of the second phase is under way. The gradual completion of these new projects will take the Group's total grade-A space beyond ten million square feet by 2010, making it the largest prime office landlord in Hong Kong.

The local retail sector continued to do well and the Group's shopping centres attracted more visitors, benefiting retail tenants with higher traffic and turnover. Occupancy of New Town Plaza, APM and IFC mall remains high and they continue to be popular spots for locals and tourists. The Group ensures that its shopping malls remain attractive by carrying out regular renovations and refinements to tenant mixes. The first phase of converting offices in World Trade Centre to retail space is finished and the second phase renewal of the facade is scheduled for completion by the end of 2008. The expansion and renovation of the mall added a substantial number of new retail tenants and enhanced its attraction. Other refurbished malls include East Point City in Tseung Kwan O and Tsuen Wan Plaza.

The deluxe HarbourView Place serviced suites have attracted intense interest. The initial release will be 70 units for lease. Its convenient location and range of unit sizes will meet the high demand for luxury suite accommodation.

PROPERTY BUSINESS – MAINLAND AND SINGAPORE

Land Bank

The Group added four new sites in Guangzhou, Suzhou, Nanjing and Chengdu to its mainland land bank since July 2007, adding 12.4 million square feet of attributable gross floor area.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Liedecun, Guangzhou	Office / Shopping Centre / Hotel / Serviced Apartments	33.3	2,039,000
Industrial Park, Suzhou	Residential / Office / Shopping Centre / Hotel	90	3,257,000
Hexi CBD, Nanjing	Office / Shopping Centre / Serviced Apartments	100	1,699,000
Dongda Avenue, Chengdu	Residential / Shopping Centre / Office / Hotel	40	5,395,000
Total			**12,390,000**

The Group's mainland land bank currently has an attributable 56 million square feet. This includes 53 million square feet that will be developed as high-end residences, serviced apartments, top-grade offices, shopping malls and premium hotels. The remaining three million square feet of completed investment properties, mainly offices and shopping centres in prime locations, are being held for investment.

Property Development

Continued macro-economic control measures, including tight credit for the property sector, weighed on the mainland residential market over the past year and market activity shrank. High-quality projects in prime locations or close to city centres showed resilience.

The initial phase of Taihu International Community in Wuxi has been very popular since it went on sale in 2007, and about 700 units have been sold to date. MIXC Residence in Hangzhou is now on sale and the response has been encouraging.

A deluxe 1.7-million-square-foot residential development being planned in Wei Fong will set new standards for luxury residences in Shanghai. Construction of other residential projects is progressing smoothly, and work on Jovo Town in Chengdu has resumed following the earthquake in May.

Property Investment

The Group's mainland investment property portfolio showed good performance. Shanghai Central Plaza was over 96 per cent let with reasonable rent increases, and Arcadia Shanghai recorded further rent increases and satisfactory occupancy during the year.

The renovated Beijing APM has a large collection of modern international retailers and food and beverage choices. It offers a new lifestyle and has become a prime choice for shoppers. Rents have improved significantly after the renovations. The office towers have also been renovated recently and they now offer a premium business environment for large corporations and multinationals.

Major projects in prime cities are progressing on schedule. Shanghai IFC will have over four million square feet of gross floor area and is set to be a spectacular new addition to the city's skyline with its cutting-edge architecture and construction quality. The first phase of the development will have 900,000 square feet of offices and will house the mainland headquarters of HSBC, a W Hotel and a prime shopping mall. Completion is scheduled for the middle of 2009. The mall will be the finest shopping destination in Shanghai and market response has been encouraging with interest from leading international retailers. The second phase, which comprises the second office tower and a Ritz-Carlton Hotel, is scheduled for completion by 2010.

Another major project on Huai Hai Zhong Road in the centre of the commercial and retail zone in Puxi is under construction. It will contain 2.5 million square feet of attributable gross floor area taken up by a mega-shopping mall, offices and deluxe residences. Completion is planned in phases from mid 2010 to 2011. Marketing of the mall has started and response has been very positive among international retailers.

The world-class ION Orchard shopping mall on Orchard Road in Singapore is expected to open in mid 2009. Its prime location and innovative retail concept have attracted great market interest. Pre-leasing has been encouraging, with numerous renowned international retailers having committed to taking up space. The Group has 50 per cent interest in this project.

OTHER BUSINESSES

Hotels

The Group's Four Seasons, Royal Garden, Royal Plaza and Royal Park hotels recorded an average occupancy of 92 per cent during the year, and room rates continued to rise. The Royal View Hotel on the Ting Kau waterfront has been operating satisfactorily since it opened in June last year. The W Hong Kong at Kowloon Station will offer guests a full range of deluxe facilities and a chic style, while the luxury Kowloon Station Ritz-Carlton will be completed in 2010. Construction of a hotel project in Tseung Kwan O and two premium hotels in Shanghai IFC to be run by Ritz-Carlton and W Hotel is progressing smoothly.

Telecommunications and Information Technology

SmarTone

SmarTone registered an increase in service revenue and profit during the year, reflecting its improving customer profile and average revenue per user. Data revenue showed encouraging growth with the increasing popularity of multimedia services. The company expanded beyond mobile during the year to provide innovative new services in the fixed-line and broadband markets. These new moves are establishing the company as the premium-quality provider of total communication services in Hong Kong. Though competition is intensifying in the market, the Group is confident in SmarTone's prospects over time and will continue to hold the company as a long-term strategic investment.

SUNeVision

SUNeVision saw further revenue growth and profitability during the year. iAdvantage kept strengthening its leading position in carrier-neutral data centre operation in Hong Kong and on the mainland, achieving good occupancy. With its sound financial strength, SUNeVision's business performance for the coming year will be good.

Transportation and Infrastructure

Transport International Holdings

The bus operations of Transport International Holdings Limited (TIH) have faced a challenging environment in Hong Kong as a result of intensifying competition from the railways and rising fuel prices, wages and tunnel tolls. Sales of the Manhattan Hill residential units helped strengthen TIH's financial position. The TIH group will continue to look for investment opportunities on the mainland in view of the positive outlook. RoadShow Holdings, the TIH subsidiary in the media sales business, achieved satisfactory results.

Other Infrastructure Businesses

The Wilson Group performed well during the year, while both the River Trade Terminal and Airport Freight Forwarding Centre operated smoothly. Traffic on the Route 3 (Country Park Section) remained steady. All the Group's infrastructure projects are in Hong Kong, and given their potential to generate strong cash flows over time, the Group will continue holding them as long-term investments.

CORPORATE FINANCE

The Group has always been prudent in its financial policies, maintaining high liquidity and low financial gearing. As at 30 June 2008, its net debt to shareholders' funds stood at 15.3 per cent.

The Group placed 72.5 million shares in October 2007 at HK$150.75 per share, raising net proceeds of HK$10,884 million. This put the Group in a better financial position for future expansion both in Hong Kong and on the mainland.

A three-year RMB4,700 million syndicated term loan self-arranged by the Group at the most competitive interest rate in January 2008 will help finance the construction of its Shanghai IFC project. The Group also issued HK$1,940 million worth of bonds under its Euro Medium Term Note Programme with terms of five to seven years in the past year, to diversify its funding base and lengthen debt maturity profile. The Group has substantial undrawn committed facilities that enable it to meet its current funding needs and future business expansion.

The Group has minimal exposure to foreign exchange risk as most of its borrowings are in Hong Kong dollars. The Group has not entered into any speculative derivative or structured product transactions and has no collaterized debt obligations, off-balance-sheet or contingent liabilities, except for borrowings by joint-venture companies. The Group has consistently earned the highest credit ratings among Hong Kong developers; currently A1 with a stable outlook from Moody's and A with a stable outlook from Standard & Poor's.

CUSTOMER SERVICE

An ongoing commitment to constantly improving standards of customer service sets the Group apart. Its property management subsidiaries Hong Yip and Kai Shing provide the finest customer care; surpassing the expectations of modern homebuyers and international businesses. The two companies won numerous accolades during the year, and as they expand on the mainland they will replicate this same high standard of service to reinforce their reputation for quality.

The Group's SHKP Club provides an effective link to the community and a channel for two-way communication. The Club has over 270,000 members who have access to a variety of property-related offers and shopping privileges, leisure and recreational activities, plus a new SHKP Club Academy programme that encourages a healthy family life. The Club's co-brand VISA card also offers members a wide range of discounts and services.

CORPORATE GOVERNANCE

A reputation for high standards of corporate governance is one of the keys to the Group's success. The Group has a comprehensive set of mechanisms to ensure sound corporate governance practices.

The board comprises directors who are respected leaders from various industries with extensive professional and management expertise. There are sub-committees with independent non-executive directors to monitor audit, remuneration and nominations. All of the Group's executive directors sit on its Executive Committee, which oversees business operations supported by an experienced team of managers. Decisions are made in the best interests of the Group and its shareholders after detailed discussion and study. This decision-making mechanism, together with an effective internal control system, sets the Group apart as a leading company.

To maintain a high level of transparency, the Group puts great emphasis on its proactive investor relations programme and timely disclosure of information to the public and shareholders through various channels.

The Group's sophisticated management and good corporate governance are widely recognized by the investment community. Some of the accolades received during the year included a Best Corporate Governance in Asia award from *Corporate Governance Asia* magazine for the third year running, Best Company for Corporate Governance in both Hong Kong and Asia award from *Asiamoney* magazine and being named the Best Managed Property Company in Asia and Hong Kong by *Euromoney* magazine and Hong Kong's Best Managed Company by *FinanceAsia* magazine. The Group was also named number one Global Developer and number one Developer in Hong Kong and Asia in the 2007 Liquid Real Estate awards. The Group will continue its efforts to stay at the forefront of best corporate governance practices.

CORPORATE SOCIAL RESPONSIBILTY

A well-entrenched sense of corporate social responsibility motivates the Group's dedication to community involvement and concern for the environment. The Group encourages staff members to join its volunteer team to participate in various activities benefiting society. The Group also contributes to a wide variety of charitable organizations and supports education. It established the SHKP Book Club to promote a culture of reading in Hong Kong, and continues to host its Nobel laureates lecture series. The Group acts on its concern for the environment by following green practices in all aspects of its business from design and sourcing to construction and property management, and these efforts have garnered extensive praise.

The Group created a public City Art Square with a collection of pieces by artists from all over the world in an initiative to boost Hong Kong's standing as cultural centre in Asia. It was also one of the two Beijing 2008 Olympic Games equestrian events supporters, and its Royal Park Hotel served as the Olympic Village.

Believing that staff are the Group's most valuable asset, it recruits top graduates from respected universities and offers a broad range of training and development courses to all employees to help them reach their full personal and professional potential and ensure the continuity of its high-calibre management and corporate culture.

PROSPECTS

The year ahead is likely to remain challenging for the global economy in light of the continuing credit crunch, high oil prices, concerns about inflation and weakness in the US housing market. Coordinated policy responses by relevant authorities in the US and Europe should help cushion the downside risk facing the global economy.

On the mainland, although downside risks to growth increase as a result of credit tightening and moderation in exports, the Central government is expected to continue to strike a balance between maintaining steady growth and keeping inflation under control. The success of the Beijing Olympic Games has showcased China's economic prosperity and reinforced its position as a major player in the world economy. Given continuous inflows of foreign investment, ongoing infrastructure spending, a competitive labour force and a huge consumer market, the mainland economy will continue to grow at a relatively fast pace over the longer term.

The Hong Kong economy is likely to advance modestly despite a challenging external macro-environment. Consumer spending should hold steady amid a tight labour market and the government's relief package, and the tourist sector will benefit from increasing numbers of mainland visitors.

Prospects for Hong Kong's residential property market remain promising over the medium to long term due to strong fundamentals and favorable demand and supply conditions. Continuous economic growth, strong affordability for homebuyers, low mortgage interest rates and higher rental yields relative to mortgage rates will underpin the demand for residential properties. The supply of new private housing will also remain tight in the coming years.

The Group will replenish its land bank in Hong Kong via various channels including agricultural land conversion and private negotiations. New residential projects will go on sale as planned.

The Group's rental portfolio in Hong Kong should continue to do well, given anticipated rises in rents on renewals and new leases. It currently has five million square feet of investment property under development in Hong Kong, and these new projects, along with others on the mainland, will substantially boost rental income over the medium to long term. The Group will consider disposing of some non-core investment property assets to optimize the rental portfolio.

The Group will maintain its consistent and focused approach to mainland business, with emphasis on the prime cities of Beijing, Shanghai, Guangzhou and Shenzhen, as well as other selected major cities. It remains confident in the prospects for the mainland's property sector and will continue to stick to its strategy of raising its committed investments on the mainland to 30 per cent of total assets. With its strong financial position, the Group will take

advantage of current market conditions to look for attractive investment opportunities as appropriate.

Major residential projects in Hong Kong to go on sale in the next nine months include Peak One in Sha Tin, The Cullinan at Kowloon Station and La Grove in Yuen Long. Barring unforeseen circumstances, the results for the coming financial year are expected to be satisfactory.

Walter Kwok Ping-sheung ceased to be Chairman and Chief Executive of the Company during the year and has been redesignated a non-executive director. As the new chairman, I have full confidence in the Group, given its fundamental strengths and outstanding management team. I would like to reaffirm that the Group will adhere to its current business strategies and continue progressing with high standards of corporate governance. I believe that by building on these solid foundations, the Group will reach new heights in the future.

APPRECIATION

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwong Siu-hing
Chairman

Hong Kong, 11 September 2008

ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following audited consolidated figures for the Group for the year ended 30 June 2008 with comparative figures for 2007:-

Consolidated Profit and Loss Account
For the year ended 30 June 2008
(Expressed in millions of Hong Kong dollars)

	Notes	2008	2007
Revenue	2(a)	24,471	30,994
Cost of sales		(11,371)	(17,387)
Gross profit		13,100	13,607
Other income		403	516
Selling and marketing expenses		(1,350)	(1,374)
Administrative expenses		(1,425)	(1,187)
Operating profit before change in fair value of investment properties	2(a)	10,728	11,562
Increase in fair value of investment properties		12,206	8,904
Operating profit after change in fair value of investment properties	2(a)	22,934	20,466
Finance costs		(922)	(907)
Finance income		217	272
Net finance costs	3	(705)	(635)
Profit on disposal of long-term investments less impairment loss, net	4	1,056	36
Share of results of associates		432	1,610
Share of results of jointly controlled entities		7,518	4,390
	2(a)	7,950	6,000
Profit before taxation	5	31,235	25,867
Taxation	6	(3,084)	(4,453)
Profit for the year		28,151	21,414
Attributable to :			
Company's shareholders		27,602	21,226
Minority interests		549	188
		28,151	21,414
Dividends			
Interim dividend paid at HK$0.80 (2007 : HK$0.70) per share		2,051	1,744
Final dividend proposed at HK$1.70 (2007 : HK$1.60) per share		4,359	3,987
		6,410	5,731
		HK$	HK$
Earnings per share based on profit attributable to the Company's shareholders (reported earnings per share)	7(a)		
Basic		$10.87	$8.52
Diluted		N/A	$8.52
Earnings per share excluding the effect of change in fair value of investment properties net of deferred tax (underlying earnings per share)	7(b)		
Basic		$4.80	$4.61
Diluted		N/A	$4.61

Consolidated Balance Sheet

As at 30 June 2008

(Expressed in millions of Hong Kong dollars)

	2008	2007
Non-current assets		
Investment properties	**159,293**	135,143
Fixed assets	**20,683**	21,476
Associates	**3,394**	3,414
Jointly controlled entities	**27,799**	19,684
Long-term investments	**4,566**	6,297
Loan receivables	**693**	1,120
Intangible assets	**605**	634
	217,033	187,768
Current assets		
Properties for sale	**65,417**	48,796
Debtors, prepayments and others	**11,552**	12,525
Short-term investments	**717**	841
Bank balances and deposits	**6,796**	7,364
	84,482	69,526
Current liabilities		
Bank and other borrowings	**(2,051)**	(773)
Trade and other payables	**(13,103)**	(14,136)
Deposits received on sales of properties	**(269)**	(6)
Taxation	**(4,171)**	(3,944)
	(19,594)	(18,859)
Net current assets	**64,888**	50,667
Total assets less current liabilities	**281,921**	238,435
Non-current liabilities		
Bank and other borrowings	**(38,252)**	(32,559)
Deferred taxation	**(18,903)**	(16,684)
Other long-term liabilities	**(709)**	(697)
	(57,864)	(49,940)
NET ASSETS	**224,057**	188,495
CAPITAL AND RESERVES		
Share capital	**1,282**	1,246
Share premium and reserves	**217,968**	184,230
Shareholders' funds	**219,250**	185,476
Minority interests	**4,807**	3,019
TOTAL EQUITY	**224,057**	188,495

Notes to Consolidated Profit and Loss Account

(Expressed in millions of Hong Kong dollars)

1. Basis of Preparation

The financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards and Interpretations (collectively, "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The financial statements are prepared under the historical cost convention except for investment properties and certain financial instruments, which are measured at fair value.

The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2007, except for the changes in accounting policies as described below.

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 July 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) - INT 10	Interim financial reporting and impairment
HK(IFRIC) - INT 11	HKFRS 2 – Group and treasury share transactions

The adoption of these new HKFRSs has no significant impact on the Group's results and financial position.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards, amendments and interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKFRS 3 (Revised)	Business combinations[2]
HKAS 32 and 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 8	Operating segments[1]
HK(IFRIC) - INT 12	Service concession arrangements[3]
HK(IFRIC) - INT 13	Customer loyalty programmes[4]
HK(IFRIC) - INT 14	HKAS19 – The limit on a defined benefit asset, minimum funding requirements and their interaction[3]

[1]Effective for annual periods beginning on or after 1 January 2009
[2]Effective for annual periods beginning on or after 1 July 2009
[3]Effective for annual periods beginning on or after 1 January 2008
[4]Effective for annual periods beginning on or after 1 July 2008

It is not anticipated that these new and revised standards, amendments and interpretations will have a significant impact on the Group's results or net assets.

2. Segment Information

Segment Information is presented in respect of the Group's primary business segments and secondary geographical segments.

(a) Business segments

The following is an analysis of the revenue and results for the year of the Group and its share of results of associates and jointly controlled entities, analysed by business segments:

For the year ended 30 June 2008

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	Segment Results	Share of Revenue	Share of Results	Combined Revenue	Consolidated Results
Property						
Property sales	7,040	4,263	4,470	2,180	11,510	6,443
Rental income	6,927	4,976	1,335	1,016	8,262	5,992
	13,967	9,239	5,805	3,196	19,772	12,435
Hotel operation	1,010	289	534	155	1,544	444
Telecommunications	4,073	344	-	-	4,073	344
Other businesses	5,421	1,340	2,710	65	8,131	1,405
	24,471	11,212	9,049	3,416	33,520	14,628
Other income		403		-		403
Unallocated administrative expenses		(887)		-		(887)
Operating profit before change in fair value of investment properties		10,728		3,416		14,144
Increase in fair value of investment properties		12,206		6,449		18,655
Operating profit after change in fair value of investment properties		22,934		9,865		32,799
Net finance costs		(705)		(403)		(1,108)
Profit on disposal of long-term investments less impairment loss, net		1,056		-		1,056
Profit before taxation		23,285		9,462		32,747
Taxation						
- Group		(3,084)		-		(3,084)
- Associates		-		(31)		(31)
- Jointly controlled entities		-		(1,481)		(1,481)
Profit after taxation		20,201		7,950		28,151

For the year ended 30 June 2007

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	Segment Results	Share of Revenue	Share of Results	Combined Revenue	Consolidated Results
Property						
Property sales	14,242	5,739	2,641	1,959	16,883	7,698
Rental income	6,078	4,384	1,137	861	7,215	5,245
	20,320	10,123	3,778	2,820	24,098	12,943
Hotel operation	799	232	460	117	1,259	349
Telecommunications	4,039	183	-	-	4,039	183
Other businesses	5,836	1,189	2,605	199	8,441	1,388
	30,994	11,727	6,843	3,136	37,837	14,863
Other income		516		-		516
Unallocated administrative expenses		(681)		-		(681)
Operating profit before change in fair value of investment properties		11,562		3,136		14,698
Increase in fair value of investment properties		8,904		4,114		13,018
Operating profit after change in fair value of investment properties		20,466		7,250		27,716
Net finance costs		(635)		(279)		(914)
Profit on disposal of long-term investments less impairment loss, net		36		-		36
Profit before taxation		19,867		6,971		26,838
Taxation						
- Group		(4,453)		-		(4,453)
- Associates		-		(85)		(85)
- Jointly controlled entities		-		(886)		(886)
Profit after taxation		15,414		6,000		21,414

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, mortgage and other loan financing, internet infrastructure, enabling services, department store and container and cargo handling services.

Other income includes mainly investment income from equity and bonds investments.

(b) Geographical segments

An analysis of the Group's revenue by geographical area is as follows:

	2008	2007
Hong Kong	**23,716**	30,313
Mainland China	**475**	465
Others	**280**	216
	24,471	30,994

3. Net finance costs

	2008	2007
Interest expenses on		
Bank loans and overdrafts	1,194	1,184
Other loans wholly repayable within five years	138	137
Other loans not wholly repayable within five years	213	134
	1,545	1,455
Notional non-cash interest accretion	80	76
Less : Portion capitalized	(703)	(624)
	922	907
Interest income on bank deposits	(217)	(272)
	705	635

4. Profit on disposal of long-term investments less impairment loss, net

	2008	2007
Profit on deemed partial disposal of interest in a subsidiary	2	-
Profit on disposal of interests in jointly controlled entities	23	-
Profit on disposal of available-for-sale investments	1,031	60
Impairment of available-for-sale investments	-	(24)
	1,056	36

5. Profit before taxation

	2008	2007
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	2,401	7,250
Cost of other inventories sold	624	881
Depreciation and amortization	1,062	997
Amortization of intangible assets (included in cost of sales)	64	64
Net holding loss on marketable securities	10	-
and crediting:		
Dividend income from listed and unlisted investments	208	113
Interest income from listed and unlisted debt securities	63	41
Profit on disposal of marketable securities	22	34
Net holding gain on marketable securities	-	203

6. Taxation

	2008	2007
Current taxation		
Hong Kong Profits Tax	1,142	1,568
Over provision in prior years	(4)	(3)
	1,138	1,565
Tax outside Hong Kong	112	40
Under provision in prior years	-	4
	112	44
	1,250	1,609
Deferred taxation		
Change in fair value of investment properties	1,629	2,538
Other origination and reversal of temporary differences	205	306
	1,834	2,844
	3,084	4,453

Hong Kong Profits Tax is provided at the rate of 16.5 per cent (2007 : 17.5 per cent) based on the estimated assessable profits for the year. Tax outside Hong Kong is calculated at the rates applicable in the relevant jurisdictions.

7. Earnings per share

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to the Company's shareholders of HK$27,602 million (2007: HK$21,226 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,538,581,996 (2007: 2,491,814,121). No diluted earnings per share for the year ended 30 June 2008 is presented as there are no dilutive potential ordinary shares. The diluted earnings per share for the year ended 30 June 2007 was based on 2,491,816,491 shares which was the weighted average number of shares in issue during the year plus the weighted average number of 2,370 shares deemed to be issued at no consideration if all outstanding options had been exercised.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, basic and diluted earnings per share are additionally calculated based on the underlying profit attributable to the Company's shareholders of HK$12,186 million (2007 : HK$11,495 million), excluding the effect of fair value changes on investment properties. A reconciliation of profit is as follows:

	2008	2007
Profit attributable to the Company's shareholders as shown in the consolidated profit and loss account	27,602	21,226
Increase in fair value of investment properties	(12,206)	(8,904)
Deferred tax on change in fair value of investment properties	2,350	2,538
Decrease in opening deferred tax liabilities related to change in fair value of investment properties resulting from decrease in applicable tax rate	(721)	-
Fair value gains of disposed properties realized	435	47
Increase/(decrease) in fair value of investment properties net of deferred tax attributable to minority interests	196	(28)
Share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	(5,470)	(3,384)
Underlying profit attributable to the Company's shareholders	12,186	11,495

FINANCIAL REVIEW

Review of Results

Profit attributable to the Company's shareholders for the year ended 30 June 2008 was HK$27,602 million, an increase of HK$6,376 million or 30.0% compared to HK$21,226 million for the previous year. The reported profit has included an increase in fair value of investment properties net of related deferred taxation of HK$15,851 million for the current year and HK$9,778 million for the previous year.

Underlying profit attributable to the Company's shareholders for the year, excluding the effect of fair value changes on investment properties, amounted to HK$12,186 million, a rise of HK$691 million or 6.0% compared to HK$11,495 million in the previous year. Net rental income for the year amounted to HK$5,992 million, increased by HK$747 million or 14.2% over the last year, benefited from continuing rental reversions and high occupancy. Profit from property sales reported a decrease to HK$6,443 million, owing to a drop in sales volume of residential units. Hotel and telecommunication segments contributed an operating profit of HK$444 million and HK$344 million, a robust increase of 27.2% and 88.0%, respectively, over the last year. The Group also realized a profit of HK$1,056 million from disposal of certain long-term investments, mainly available-for-sale investments.

Financial Resources and Liquidity

(a) Net debt and gearing

The Company's shareholders' funds as at 30 June 2008 increased to HK$219,250 million or HK$85.5 per share from HK$185,476 million or HK$74.4 per share at the previous year end. The increase of HK$33,774 million or 18% was largely attributable to the net underlying profit retained for the year ended 30 June 2008, the increase in fair value of the Group's investment property portfolio, and the increase in the Company's equity of HK$10,891 million following the issue of 72.5 million new shares under a share placement made in October 2007.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 30 June 2008, calculated on the basis of net debt to Company's shareholders' funds, was 15.3% compared to 14% at 30 June 2007. Interest cover, measured by the ratio of operating profit to total net interest expenses including those capitalized, was 7.6 times compared to 9.2 times for the previous year.

As at 30 June 2008, the Group's gross borrowings totalled HK$40,303 million. Net debt, after deducting cash and bank deposits of HK$6,796 million, amounted to HK$33,507 million. The maturity profile of the Group's gross borrowings is set out as follows:

	30 June 2008	30 June 2007
	HK$ Million	*HK$ Million*
Repayable:		
Within one year	**2,051**	773
After one year but within two years	**5,548**	5,429
After two years but within five years	**27,426**	21,585
After five years	**5,278**	5,545
Total borrowings	**40,303**	33,332
Cash and bank deposits	**6,796**	7,364
Net debt	**33,507**	25,968

The Group has also procured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which helps minimize refinancing risk and provides the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group has adequate financial resources for its funding requirements.

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2008, about 87% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 13% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2008, about 85% of the Group's borrowings were denominated in Hong Kong dollars, 4% in Singapore dollars, 7% in United States dollars and 4% in Renminbi. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. As at 30 June 2008, about 86% of the Group's borrowings were on floating rate basis including those borrowings that were converted from fixed rate basis to floating rate basis and 14% were on fixed rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30 June 2008, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$2,674 million and currency swaps (to hedge principal repayment of USD borrowings) in the aggregate amount of HK$380 million.

Charges of assets

As at 30 June 2008, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$333 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, certain assets of the Group's subsidiaries with an aggregate net book value of approximately HK$5,439 million have been charged to secure bank borrowings. Except for the above charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 30 June 2008, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$2,427 million (30 June 2007: HK$3,402 million).

EMPLOYEES AND REMUNERATION POLICIES

As of end June 2008, the Group employed more than 30,000 employees. The Group has always been alert to retaining and motivating talent and will make necessary adjustments in compensation to respond to the changes in employment market. Apart from the base salary, employees are offered with incentives such as discretionary bonuses and other merit payments to reward employees their performance and contributions. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to individual requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. Particulars of the scheme are to be set out in the relevant sections of the Annual Report.

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.70 per share in respect of the year ended 30 June 2008. The proposed final dividend, together with interim dividend of HK$0.80 per share paid on 7 April 2008, will make a total distribution of HK$2.50 per share for the year. The proposed final dividend, if approved at the forthcoming Annual General Meeting, will be paid on Monday, 8 December 2008 to the shareholders on the Register of Members as at Thursday, 4 December 2008.

ANNUAL GENERAL MEETING

The 2008 Annual General Meeting of the Company will be held on Thursday, 4 December 2008 and the Notice of Annual General Meeting will be published and despatched in the manner as required by the Listing Rules in due course.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, 27 November 2008 to Thursday, 4 December 2008 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-6, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 26 November 2008.

PURCHASE, SALE OR REDEMPTION OF SHARES

Except for the share placement by the Company in October 2007, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's ordinary shares during the financial year ended 30 June 2008.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The Group's consolidated financial statements have been audited by the Company's auditors, Deloitte Touche Tohmatsu, and they have issued an unqualified opinion.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended 30 June 2008, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation for the period up to 27 May 2008:

Mr. Kwok Ping-sheung, Walter, who has been re-designated as a Non-Executive Director, was the Group's Chairman and Chief Executive during the period up to 27 May 2008. This was at variance with paragraph A.2.1 of the Code, which provides that the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. Although the Group's Chairman and Chief Executive was the same individual, powers and authorities have not been concentrated as responsibilities have also been shared with the two Vice-Chairmen and all major decisions have been made in consultation with members of the Board and appropriate board committees, as well as top management. In addition, there are four Independent Non-Executive Directors on the Board offering independent and different perspectives. The Board is therefore of the view that there are adequate balance of power and safeguards in place.

On 27 May 2008, Madam Kwong Siu-hing was appointed as the Chairman and a Non-Executive Director of the Company, and Mr. Kwok Ping-sheung, Walter ceased to act as the Chairman and Chief Executive of the Company. Following such change in directorship, the Group complies with the Code Provisions as the roles of the Chairman and the Chief Executive are separate and not performed by the same individual. Futhermore, the duties and responsibilities of the Chief Executive are assumed and discharged by Messrs. Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond, both Vice-Chairmen and Managing Directors of the Company.

ANNUAL REPORT

The annual report containing all the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com and copies will be sent to shareholders before the end of October 2008.

By Order of the Board
YUNG Sheung-tat, Sandy
Company Secretary

Hong Kong, 11 September 2008

As at the date hereof, the Board of Directors of the Company comprises seven Executive Directors, being KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; seven Non-Executive Directors, being KWONG Siu-hing, LEE Shau-kee, KWOK Ping-sheung, Walter, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END